Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Buffered Digital Securities Linked to the Dow Jones Industrial AverageTM Due March 31, 2022

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	Dow Jones Industrial AverageTM
Pricing date:	March 26, 2019
Valuation date:	March 28, 2022
Maturity date:	March 31, 2022
Digital return amount:	$150 to $180 per security (representing a digital return equal to 15% to 18% of the stated principal amount) (to be determined on the pricing date)
Final buffer value:	85% of the initial underlying value
Buffer percentage:	15%
Payment at Maturity:

You will receive at maturity for each security you then hold:

•      If the final underlying value is greater than or equal to the final buffer value: $1,000 + the digital return amount

•      If the final underlying value is less than the final buffer value:

$1,000 + [$1,000 × (the underlying return + the buffer percentage)]

If the final underlying value is less than the final buffer value, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326YJE7 / US17326YJE77

Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value	The closing value of the underlying on the valuation date
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated February 26, 2019

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying

* Assumes that the digital return amount is equal to the lowest value indicated under Preliminary Terms.

Hypothetical Total Return at Maturity*
Hypothetical Underlying Return	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(1)
100.00%	$1,150.00	15.00%
75.00%	$1,150.00	15.00%
50.00%	$1,150.00	15.00%
25.00%	$1,150.00	15.00%
10.00%	$1,150.00	15.00%
5.00%	$1,150.00	15.00%
0.00%	$1,150.00	15.00%
-10.00%	$1,150.00	15.00%
-15.00%	$1,150.00	15.00%
-15.01%	$999.90	-0.01%
-25.00%	$900.00	-10.00%
-50.00%	$650.00	-35.00%
-75.00%	$400.00	-60.00%
-100.00%	$150.00	-85.00%

* The table assumes that the digital return amount will be set at the lowest value indicated in this offering summary. The actual digital return amount will be determined on the pricing date.

(1) Hypothetical total return on securities at maturity = (i) hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by (ii) $1,000 stated principal amount per security

Selected Risk Considerations

•	You may lose a significant portion of your investment. If the underlying depreciates by more than the buffer percentage from the initial underlying value to the final underlying value, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer percentage.

•	The securities do not pay interest.

•	You will not receive dividends or have any other rights with respect to the underlying.

•	Your payment at maturity depends on the closing value of the underlying on a single day.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	The issuer and its affiliates may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com